Exhibit 12.c

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Years Ended December 31,
	2009	2008	2007	2006	2005
Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$503	$1,364	$977	$762	$754

Fixed charges as defined	416	369	357	347	364

Capitalized interest	—	—	(4)	(9)	(6)

Preference security dividend requirement	(24)	(26)	(25)	(25)	(25)

Total earnings, as defined	$895	$1,707	$1,305	$1,075	$1,087

Fixed charges, as defined:
Interest charges	$376	$330	$320	$311	$329

Preference security dividend requirement	24	26	25	25	25
Rental interest factor	16	13	12	11	10

Total fixed charges, as defined	$416	$369	$357	$347	$364

Ratio of Earnings to Fixed Charges and Preferred Dividends	2.15	4.63	3.66	3.10	2.99